Exhibit (a)(1)(I)

For more information, contact InvestorCom, Inc. at (877) 972-0090

WESTERN INVESTMENT LLC AND AFFILIATES ANNOUNCE EXPIRATION OF THEIR TENDER OFFER
FOR SHARES OF COMMON STOCK OF TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND

May 2, 2011 — Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Western Investment Activism Partners LLC and Western Investment Total Return Fund Ltd. (collectively, the “Western Funds”) today announced that their tender offer to purchase up to 1,000,000 of the outstanding shares of common stock, par value $0.01 (the “Shares”), of TS&W / Claymore Tax-Advantaged Balanced Fund (NYSE: TYW) expired at Midnight (one minute after 11:59 p.m.), New York City time, on April 29, 2011 (the “Expiration Date”).  As of the Expiration Date, a total of approximately 148,133 Shares were validly tendered and not withdrawn, representing approximately 1% of the outstanding Shares.  Therefore, the Western Funds will accept for purchase all validly tendered Shares.

As previously announced, the price per Share, net to the seller in cash (subject to applicable withholding taxes and any brokerage fees that may apply), without interest therein, that the Western Funds will pay for validly tendered Shares is equal to 94.5% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2011 (as supplemented and amended), and in the related Letter of Transmittal.  The NAV as of the close of the regular trading session of the NYSE on the Expiration Date was $12.10 per Share.  Consequently, tendering shareholders will receive a payment of approximately $11.43 per tendered Share.  The Western Funds expect to make payment for all validly tendered Shares as promptly as practicable, in accordance with the terms of the Offer.

Upon completion of the Offer, the Western Funds will hold an aggregate of approximately 1,098,172 Shares, or approximately 7.1% of the Shares outstanding.

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell Shares of TYW.

Any questions concerning the expiration of the Offer may be directed to InvestorCom, Inc., the information agent for the Offer, at the telephone number or email address listed below.

InvestorCom, Inc.
65 Locust Avenue, Third Floor
New Canaan, Connecticut 06840
Telephone: (877) 972-0090
Email: tywtender@investor-com.com